Mail Stop 6010

							September 21, 2005


William H. Burns, Jr.
Minrad International, Inc.
847 Main Street
Buffalo, NY  14203

Re:	Minrad International, Inc.
	Amendment No. 1 to the Registration Statement on Form SB-2
	File No. 333-126359

Dear Mr. Burns:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. We acknowledge your response to comment 6 per our letter dated July 28, 2005. As indicated, please amend your transition report of
Form 10-KSB for the three months ended December 31, 2004 and your Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005 to make conforming changes in response to our comments on your Form
SB-2.



"If we are not able to adequately protect our intellectual
property,
we may not be . . . . .," page

2. We note your response to comment 38 and reissue the comment in part. We believe the identification of patents for any of your material products or material products in development as well as the expiration date of the patents are material to investors. Please revise this risk factor to provide this information. In addition, please provide similar information in your Business section. In that regard, we note your disclosure in the Business section where you have identified 41 patents. However, we note that you have not provided the expiration dates for each of those patents. Please revise your document accordingly.

Our Real-Time Image Guidance Products, page 36

3. We note your response to comment 55 and your supplemental response that any DRTS(r) sales you have made since 2002 have been for replacement parts. Please provide similar disclosure in the second paragraph on page 37.

Conscious Sedation, page 44

4. We note your response to comment 62 and your supplemental response. We believe a brief description of what Phase I and Phase II testing entails is material to investors as you have disclosed your intentions to commence Phase III testing for your conscious sedation product in the future. Please revise your document to provide for this disclosure.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations- Six Months Ended June 30, 2005 Compared to
Six
Months Ended June 30, 2004

Revenue, page 53

5. We acknowledge your revised disclosure in response to comment
68
per our letter dated July 28, 2005. Please further revise your disclosure to discuss the impact that the $1.0 million immediately shippable backlog as of December 31, 2004 had on revenue for the June
30, 2005 period.
Gross Margin, page 53

6. Please revise your disclosure to clarify and provide further detail regarding the reduction in "standard costs," as well as the "unfavorable manufacturing variance" of $713,000. We believe this information should be presented to investors in clear and understandable language. See Section III, A of Release No. 33-8350.
Please revise similar disclosures throughout your MD&A.


Dividends, page 55

7. Please expand your disclosure to discuss the $6.6 million non-cash dividend incurred in the three months ended June 30, 2005.
Additionally, please provide us with your calculation underlying the beneficial conversion feature.

Certain Relationships and Related Party Transactions, page 77

8. We note your response to comment 74 and your supplemental response that in situations where shares or warrants were exchanged for services or property, or for a combination of cash and services or property, you are unable to provide a per share or an aggregate cash price. In the situations you have articulated, please revise the document to provide the market share price on the day you issued any shares or warrants to determine the aggregate cash price with respect to the shares or warrants you issued.

Consolidated Financial Statements

Consolidated Balance Sheets (Unaudited), page F-34

9. Please tell us why the December 31, 2004 stockholders` deficit components do not equal the audited amounts on page F-3.

Note 8. Related Party Transactions, page F-43

10. Please include the total interest expense incurred with all related parties. It currently appears that the $60,000 does not include the non-cash interest amount.


*	*	*

      File a pre-effective amendment in response to these comments.
Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter.
The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number.
We may have comments after reviewing revised materials and your responses.

      Submit your request for acceleration at least two business days prior to the requested effective date.


Direct questions accounting questions to Amy Bruckner at (202)
551-
3657 or Joel Parker, Accounting Branch Chief at (202) 551-3651. Direct all other questions to Song P. Brandon at (202) 551-3621, John
Krug, Senior Attorney at (202) 551-3862, or me at (202) 551-3710.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	Ward B. Hinkle, Esq.
	Hodgson Russ LLP
	One M&T Plaza, Suite 2000
	Buffalo, NY 14203






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